

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mark E. Secor
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

> **Re:** **Horizon Bancorp**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 12, 2010**
> **File No. 0-10792**

Dear Mr. Secor:

We have reviewed supplemental response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

General

1. We note your response to Comment 3 of our letter dated September 21, 2010. Please tell us how you determined that Items I, III, IV and V of Industry Guide III were not relevant and/or material to your interim operations in light of the changes in asset and liability balances and activity in the allowance for loan losses during the period. Otherwise, please revise future filings to include these required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief